FOURTEENTH BANK LOAN CERTIFICATE OF NOTIFICATION
                             (Third Quarter - 1995)

                                    Filed by

                              THE SOUTHERN COMPANY
                              ALABAMA POWER COMPANY
                              GEORGIA POWER COMPANY
                               GULF POWER COMPANY
                            MISSISSIPPI POWER COMPANY
                       SAVANNAH ELECTRIC AND POWER COMPANY
                      SOUTHERN ELECTRIC GENERATING COMPANY

Pursuant to orders of the Securities and Exchange Commission dated March 31, 1992, November 30, 1993 and February 16, 1994, in the matter of File No. 70-7937.

The Southern Company (SOUTHERN), Alabama Power Company (ALABAMA), Georgia Power Company (GEORGIA), Gulf Power Company (GULF), Mississippi Power Company (MISSISSIPPI) and Savannah Electric and Power Company (SAVANNAH) hereby certify to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter and of said orders with respect thereto, during the third quarter of 1995, the above-mentioned companies issued or retired commercial paper, short-term notes/bank borrowings or term loans from banks (with maturities of up to three years from the date of borrowing) as follows:

SOUTHERN

         Total short-term notes/bank borrowings outstanding at the end of third quarter 1995 - $375,500,000.

ALABAMA

         No short-term notes/bank borrowings were outstanding at the end of third quarter 1995.

GEORGIA

         Total short-term notes/bank borrowings outstanding at end of third quarter 1995 - $178,550,000.

MISSISSIPPI

         Total short-term notes/bank borrowings outstanding at end of third quarter 1995 - $84,000,000.

SAVANNAH

         Total short-term notes/bank borrowings outstanding at end of third quarter 1995 - $20,000,000.


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                                                         2


ALABAMA
Commercial Paper

         Issue              Maturity                                               Principal            Discount
         Date                 Date                Issuer                             Amount               Rate

       07/03/95             07/07/95          Merrill Lynch                           $26,018,000       6.060%
       07/07/95             07/14/95          Merrill Lynch                            38,100,000       5.780
       07/07/95             07/14/95          Merrill Lynch                            50,000,000       5.780
       07/10/95             07/18/95          Bank of America                          18,025,000       5.740
       07/11/95             07/25/95          Bank of America                          15,035,000       5.750
       07/13/95             07/21/95          Merrill Lynch                            26,034,000       5.730
       07/14/95             07/21/95          Bank of America                          40,045,000       5.730
       07/14/95             08/15/95          Merrill Lynch                            40,205,000       5.720
       07/17/95             08/03/95          First Boston                              5,014,000       5.750
       07/18/95             08/10/95          Bank of America                          50,000,000       5.740
       07/18/95             08/10/95          Bank of America                             185,000       5.740
       07/20/95             08/08/95          Merrill Lynch                            40,122,000       5.750
       07/20/95             08/15/95          Merrill Lynch                            40,167,000       5.740
       07/21/95             08/22/95          Bank of America                          20,360,000       5.740
       07/21/95             08/22/95          Bank of America                          50,000,000       5.740
       07/25/95             08/25/95          Bank of America                          20,100,000       5.750
       07/27/95             08/11/95          First Boston                              6,015,000       5.740
       07/31/95             08/29/95          First Boston                             11,000,000       5.740
       08/08/95             08/31/95          Bank of America                          20,075,000       5.745
       08/08/95             09/12/95          First Boston                             22,124,000       5.740
       08/10/95             09/19/95          Merrill Lynch                            20,129,000       5.750
       08/10/95             09/26/95          Merrill Lynch                            25,189,000       5.740
       08/15/95             09/12/95          Merrill Lynch                            25,113,000       5.770
       08/15/95             09/19/95          First Boston                             26,147,000       5.770
       08/22/95             09/12/95          Merrill Lynch                            29,098,000       5.730
       08/22/95             09/27/95          Merrill Lynch                            29,168,000       5.730
       08/29/95             09/26/95          Bank of America                          30,135,000       5.730
       08/31/95             10/10/95          Bank of America                          17,110,000       5.750
       09/01/95             10/13/95          Bank of America                          19,130,000       5.745
       09/06/95             10/19/95          Bank of America                          16,111,000       5.740
       09/06/95             10/19/95          Merrill Lynch                            16,111,000       5.740
       09/12/95             10/26/95          Bank of America                          45,320,000       5.720
       09/15/95             10/24/95          Merrill Lynch                            15,094,000       5.730
       09/15/95             10/31/95          First Boston                             28,207,000       5.720
       09/19/95             11/03/95          Merrill Lynch                             1,251,000       5.700
       09/19/95             11/13/95          Merrill Lynch                            28,000,000       5.650
       09/26/95             10/27/95          Bank of America                          20,100,000       5.710
       09/27/95             11/09/95          Merrill Lynch                            22,152,000       5.730
       09/28/95             11/03/95          Merrill Lynch                             5,029,000       5.760
       09/29/95             11/14/95          Bank of America                           8,060,000       5.770


GEORGIA
Commercial Paper

         Issue              Maturity                                               Principal            Discount
         Date                 Date                Issuer                             Amount               Rate

       07/05/95             08/02/95        NationsBank                               $45,000,000       5.970%
       07/05/95             08/08/95        Merrill Lynch                              19,200,000       5.990
       07/05/95             08/04/95        Merrill Lynch                               5,000,000       5.990
       07/05/95             08/02/95        Merrill Lynch                              10,000,000       5.990
       07/06/95             08/04/95        NationsBank                                10,000,000       5.960
       07/06/95             08/07/95        Lehman Brothers                            12,450,000       5.960
       07/06/95             08/04/95        Merrill Lynch                              10,000,000       5.960
       07/07/95             08/07/95        NationsBank                                11,700,000       5.770
       07/07/95             08/07/95        Merrill Lynch                              20,000,000       5.770
       07/10/95             07/14/95        Lehman Brothers                            21,600,000       5.770
       07/14/95             08/14/95        Lehman Brothers                            21,600,000       5.730
       07/19/95             08/18/95        Lehman Brothers                            25,000,000       5.750
       07/19/95             08/22/95        NationsBank                                 4,500,000       5.750
       07/19/95             08/16/95        NationsBank                                 8,200,000       5.750
       08/02/95             09/07/95        NationsBank                                35,000,000       5.770
       08/02/95             09/07/95        Lehman Brothers                            10,000,000       5.770
       08/02/95             09/05/95        Merrill Lynch                              10,000,000       5.770
       08/04/95             08/11/95        Merrill Lynch                              10,000,000       5.780
       08/04/95             08/11/95        NationsBank                                15,000,000       5.770
       08/07/95             08/11/95        NationsBank                                10,000,000       5.770
       08/07/95             08/11/95        Merrill Lynch                              34,150,000       5.780
       08/08/95             08/15/95        Merrill Lynch                              19,200,000       5.770
       08/11/95             09/11/95        Merrill Lynch                              35,000,000       5.760
       08/11/95             09/11/95        NationsBank                                10,000,000       5.770
       08/11/95             09/11/95        Lehman Brothers                            10,000,000       5.750
       08/15/95             08/16/95        NationsBank                                 9,000,000       5.900
       08/18/95             09/18/95        Lehman Brothers                            18,000,000       5.760
       09/01/95             10/03/95        NationsBank                                25,000,000       5.780
       09/01/95             10/02/95        NationsBank                                 5,000,000       5.780
       09/01/95             10/03/95        Merrill Lynch                              30,000,000       5.775
       09/01/95             09/27/95        Lehman Brothers                            37,000,000       5.750
       09/06/95             10/06/95        Merrill Lynch                              10,000,000       5.770
       09/07/95             09/14/95        NationsBank                                25,000,000       5.770
       09/11/95             09/12/95        NationsBank                                25,000,000       5.750
       09/12/95             10/13/95        Lehman Brothers                            25,000,000       5.740
       09/15/95             10/16/95        NationsBank                                40,000,000       5.730
       09/15/95             10/16/95        Merrill Lynch                              35,000,000       5.730
       09/28/95             10/31/95        NationsBank                                21,200,000       5.790
       09/29/95             10/16/95        NationsBank                                22,200,000       5.890



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                                                         4


Southern Electric Generating Company (SEGCO) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter and of said orders with respect thereto, SEGCO, during the third quarter of 1995, on the dates indicated below, issued short-term notes/bank borrowings or term loans from banks and other lenders as follows:

                          AMSOUTH BANK OF ALABAMA, N.A.

                                       Interest             Principal
        Loan Date    Due Date           Rate                  Amount

        07/12/95     09/12/95           6.130%              $ 7,200,000
        08/09/95     09/12/95           6.160                 2,800,000
        09/12/95     12/11/95           6.140                10,000,000

                            SOUTHTRUST BANK AL., N.A.

                                        Interest             Principal
        Loan Date    Due Date            Rate                  Amount

        08/09/95     10/10/95            6.230%             $10,000,000


                                  COMPASS BANK

                                         Interest             Principal
        Loan Date    Due Date             Rate                  Amount

        07/12/95     08/09/95             6.220%            $10,000,000
        08/09/95     10/10/95             6.250              10,000,000


                               FIRST ALABAMA BANK

                                         Interest             Principal
        Loan Date    Due Date             Rate                  Amount

        07/12/95     08/09/95             6.240%            $10,000,000
        08/09/95     09/12/95             6.240              10,000,000
        09/12/95     10/10/95             6.230               3,200,000
        09/15/95     10/10/95             6.220               1,500,000
        09/25/95     10/10/95             6.230               4,600,000

                                   NATIONSBANK

                                         Interest             Principal
        Loan Date    Due Date             Rate                  Amount

                                      NONE


                               TRUST COMPANY BANK

                                         Interest             Principal
        Loan Date    Due Date             Rate                  Amount

        07/14/95     08/09/95             6.1875%           $ 1,350,000
        07/24/95     08/09/95             6.2500              2,450,000
        08/01/95     09/12/95             6.2500                870,000
        08/09/95     09/12/95             6.2500              5,000,000
        08/16/95     09/12/95             6.2550                200,000
        08/24/95     09/12/95             6.1875              3,930,000
        09/12/95     10/10/95             6.1875             10,000,000


                      FIRST UNION NATIONAL BANK OF GEORGIA

                                         Interest             Principal
        Loan Date    Due Date             Rate                  Amount

        07/12/95     08/09/95             6.2539%           $10,000,000
        08/09/95     10/10/95             6.2500              4,200,000
        08/24/95     09/12/95             6.3125                370,000
        09/06/95     10/10/95             6.2500                150,000

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: October 31, 1995

                              ALABAMA POWER COMPANY

                              By: Wayne Boston
                                  Wayne Boston, Assistant Secretary


                              GEORGIA POWER COMPANY

                              By: Wayne Boston
                                  Wayne Boston, Assistant Secretary


                               GULF POWER COMPANY

                               By: Wayne Boston
                                   Wayne Boston, Assistant Secretary


                                MISSISSIPPI POWER COMPANY

                                By: Wayne Boston
                                    Wayne Boston, Assistant Secretary


                               SAVANNAH ELECTRIC AND POWER COMPANY

                               By: Wayne Boston
                                   Wayne Boston, Assistant Secretary


                               SOUTHERN ELECTRIC GENERATING COMPANY

                               By:  Wayne Boston
                                    Wayne Boston, Assistant Secretary


                               THE SOUTHERN COMPANY

                               By:  Tommy Chisholm
                                    Tommy Chisholm, Secretary